UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mercury Air Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589354406

(Cusip Number)

William L. Walton
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, DC 20006
(202) 331-1112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589354406			Page 2 of 6

1.	Name of Reporting Person: Allied Capital Corporation		I.R.S. Identification Nos. of above persons (entities only): 52-1081052

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 226,407

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 226,407

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 226,407

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 589354406	Page 3 of 6

Introduction

     This Amendment No. 1 to the Schedule 13D filed by Allied Capital Corporation (“Allied Capital”) with the Securities and Exchange Commission on December 9, 2003 (the “Schedule 13D”) amends the Schedule 13D to reflect the fact that Allied Capital exercised warrants (the “Warrants”) to purchase 226,407 shares of common stock of Mercury Air Group, Inc. (“Mercury Air”) on October 13, 2004.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby replaced in its entirety as follows:

     On October 13, 2004, Allied Capital exercised the Warrants in full. Allied Capital used monies from its working capital to purchase the 226,407 shares of common stock of Mercury Air upon the exercise of the Warrants.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby replaced in its entirety as follows:

     Allied Capital exercised the Warrants in the ordinary course of its business of seeking to achieve its investment objectives and in accordance with its investment policies and restrictions.

CUSIP No. 589354406	Page 4 of 6

     Allied Capital may, from time to time, purchase or dispose of shares of common stock of Mercury Air in the open market or in privately negotiated transactions, depending upon the evaluation of the operations, financial condition and results of operations of Mercury Air, and upon other developments, including, but not limited to, general economic and business conditions and market conditions.

     Other than as described above, Allied Capital has no plans or proposals which would result in any action described in (b) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

(a)	Allied Capital beneficially owns 226,407 shares of Mercury Air’s common stock, which represents approximately 7.5% of Mercury Air’s outstanding shares of common stock.

(b)	Allied Capital has the sole power to vote, and sole power to dispose of, 226,407 shares of Mercury Air’s common stock.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Mercury Air’s common stock held by Allied Capital.

(e)	Not applicable.

     The percentage ownership of the shares of Mercury Air’s common stock owned by Allied Capital is based on the number of shares of Mercury Air’s common stock outstanding as of September 20, 2004, as disclosed by Mercury Air in its Form 10-K for the year ended June 30, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

     In accordance with the terms of the Warrants and other related agreements, Allied Capital is entitled to the rights and subject to the obligations contained in (i) a Registration Rights Agreement, dated September 10, 1999 (the “Registration Rights Agreement”), by and between Mercury Air and Allied Capital (as assignee) and (ii) a Preemptive Rights Agreement, dated September 10, 1999 (the “Preemptive Rights Agreement”), by and between Mercury Air and Allied Capital (as assignee).

CUSIP No. 589354406	Page 5 of 6

     Pursuant to the Registration Rights Agreement, Mercury Air granted Allied Capital certain demand and piggyback registration rights with respect to the 226,407 shares of common stock held by Allied Capital.

     In addition, pursuant to the Preemptive Rights Agreement, Mercury Air has agreed to offer to sell shares of its capital stock to Allied Capital prior to offering to sell such shares to third parties.

CUSIP No. 589354406	Page 6 of 6

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2004

ALLIED CAPITAL CORPORATION

By:	/s/ Suzanne V. Sparrow

Name: Suzanne V. Sparrow
Title: Executive Vice President and Secretary